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MANAGEMENT'S DISCUSSION AND ANALYSIS

September 6, 2006

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended July 31, 2006 and its financial position as at July 31, 2006. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the annual financial statements and MD&A for 2005 and the Company’s Annual Information Form (AIF), each of which is published separately and is available at www.mdsinc.com and at www.sedar.com.

Caution regarding forward-looking statements
This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS’s current results and to assess the Company’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

From time-to-time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this document, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter-parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of non-GAAP measures
In this MD&A, we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and acquisitions. We use the term “organic” to describe the results presented in this way. To isolate the impact of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period. In addition, organic growth figures for adjusted EBITDA presented for our operating segments in this and previous quarters are calculated before taking into account costs incurred by the segments related to shared services.

For our pharmaceutical services business, we provide information about contract backlog. Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Tabular amounts are in millions of Canadian dollars, except per share amounts and where otherwise noted.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Discontinued operations
All financial references in this document exclude those businesses that we consider to be discontinued. Our discontinued businesses include our US laboratory operations, certain non-strategic pharmaceutical research services operations, and our interests in Source Medical Corporation (Source) and Calgary Laboratory Services Partnership (CLS). All financial references for the prior year have been restated to reflect this treatment. From the amounts reported in our third quarter 2005 interim report, revenues for 2005 have been reduced by $75 million and income from continuing operations has been reduced by $1 million.

Strategic initiatives
On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and divest of assets that do not contribute to the Company’s areas of focus. We continue to actively explore alternative ownership structures for our diagnostics business to maximize value for shareholders and at the present time we are focused on negotiations with a potential purchaser. As well, we continue to review alternate strategies, including the possibility of distributing our interest in this business to shareholders in a tax-efficient manner. We expect that we will complete a transaction affecting this business before the end of this calendar year.

We also made steady progress against other aspects of our strategic plan in the third quarter. Early in May, we finalized the sale of our pharmaceutics operations in Tampa and, in July, we sold an agricultural testing business in Lincoln. Combined proceeds were $6 million and we recorded a net gain of $2 million. The Tampa pharmaceutics business is reported as a discontinued operation.

Consolidated operating highlights

Third Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$377	$368	2%	9%	Net revenues	$1,111	$1,099	1%

32	26	23%		Operating income	104	111	(6%)
				Adjustments:
(2)	-			Gain on sale of a business	(2)	-
-	-			MAPLE settlement	10	-
-	8			Valuation provisions	8	8
-	-			Mark-to-market on interest rate swaps	2	-
2	5			Restructuring charges	5	5
32	39	(18%)		Adjusted operating income	127	124	2%
20	18			Depreciation and amortization	57	51
$52	$57	(9%)	18%	Adjusted EBITDA	$184	$175	5%

14%	15%			Adjusted EBITDA margin	17%	16%

Consolidated revenue for the third quarter of 2006 was $377 million, up 2% on a reported basis from $368 million in the third quarter of 2005. On an organic basis, revenues grew by 9%, driven particularly by 19% organic growth in our isotopes segment, which continues to perform very strongly this year. Revenues from our instruments business also continued to show solid growth, and were up 9% organically. Diagnostics revenues grew 9% in the quarter, reflecting the impact of our new funding agreement and continuing strength in the BC market.

Our pharmaceutical services business realized 2% growth in revenue on an organic basis, supported by the continued strength of our late-stage and pharmacology businesses. The ongoing US Food and Drug Administration (FDA) review of our St. Laurent, Quebec facility continued to have a negative impact on our bioanalytical business this quarter. We have also begun to experience an effect on our early clinical business with generic customers, which we attribute to uncertainty caused by this situation. Combined, revenues from these businesses were down 10% this quarter compared to the prior year.

Operating income results from our isotopes and diagnostics businesses were strong this quarter, although this was partially offset by weakening reported results in our instruments business related to foreign exchange. Adjusted EBITDA of $52 million compares to $57 million in 2005. This represents 18% growth on an organic basis. These results were impacted considerably by the costs of our five-year FDA review. The impact of this review of our St. Laurent bioanalytical operations increased this quarter, and third quarter results reflect $10 million of costs associated with the review. Excluding these costs, adjusted EBITDA increased 45% organically and 9% on a reported basis compared to last year.

Adjusted operating income for the third quarter of $32 million was 18% below the $39 million achieved in the third quarter of 2005. Adjustments reported for the third quarter this year comprised a $2 million cash gain realized from the sale of an agricultural testing business located in the US offset by $2 million of severance costs associated with our restructuring. Adjustments reported for the quarter last year included an $8 million charge related to a write-off of certain licensed technology and $5 million of restructuring charges related principally to the consolidation of two European clinic operations and a downsizing of our St. Laurent clinic.

Selling, general, and administration (SG&A) expenses for the quarter were $77 million, up 7% compared to the third quarter of last year. SG&A for the quarter includes special consulting fees related to the FDA review and our Sarbanes-Oxley (SOx) implementation activities, which together totaled $6 million. On a year-to-date basis, SG&A spending is down $5 million and as a percentage of revenues is 19.6%, 110 basis points lower than the average rate for fiscal 2005.

During the quarter, we spent $15 million on research and development (R&D) activities and expensed $5 million this year, compared to $20 million and $6 million, respectively, in the same quarter last year. The decrease reflects lower spending in our instruments business, as many new products were introduced last year.

Consolidated depreciation and amortization expense increased $2 million compared to last year. Capital expenditures for the quarter were $20 million, focused primarily in the pharmaceutical services business. Capital expenditures in the prior year included spending related to the MAPLE project of $20 million.

Reported earnings per share from continuing operations were $0.15 for the quarter, compared to $0.10 in 2005. Adjusted earnings per share from continuing operations for the quarter were $0.13 compared to $0.17 earned in the same period last year. Adjusted earnings per share were as follows:

	Third Quarter		Year-to-Date
	2006	2005	2006	2005
Basic and diluted EPS from continuing operations - as reported	$0.15	$0.10	$0.47	$0.49
Adjustments:
Gain on sale of a business	(0.01)	-	(0.01)	-
MAPLE settlement	-	-	0.04	-
Mark-to-market on interest rate swaps	-	-	0.01	-
Restructuring charges	0.01	0.03	0.02	0.03
Valuation provisions	-	0.04	0.05	0.04
Tax rate change	(0.02)	-	-	-
Adjusted EPS	$0.13	$0.17	$0.58	$0.56

MDS Pharma Services

Financial Highlights
Third Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
				Net revenues:
$71	$81	(12%)	(3%)	Early-stage	$227	$253	(10%)
55	52	6%	14%	Late-stage	158	155	2%
$126	$133	(5%)	2%		$385	$408	(6%)

(19)	(24)	21%		Operating loss	(29)	(29)	-
				Adjustments:
(2)	-			Gain on sale of a business	(2)	-
-	8			Valuation provision	-	8
1	5			Restructuring charges	1	4
(20)	(11)			Adjusted operating loss	(30)	(17)
9	8			Depreciation and amortization	24	22
$(11)	$(3)	(266%)	n/m	Adjusted EBITDA	$(6)	$5	(120%)

(9%)	(2%)			Adjusted EBITDA margin	(2%)	1%

Solid 14% organic revenue growth in our late-stage businesses offset weakness in bioanalytical and early clinical services, resulting in 2% organic growth overall and 4% including acquisitions.

The late-stage revenue growth was driven by growth of 18% in our global clinical development business. Backlog was US$400 million, level with the second quarter and up 27% compared to the third quarter last year.

Average monthly backlog	(millions of US dollars)
Fiscal 2004 - Quarter 1	$240
Quarter 2	265
Quarter 3	285
Quarter 4	300
Fiscal 2005 - Quarter 1	315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 - Quarter 1	370
Quarter 2 Quarter 3	400 400

During the quarter we continued to work diligently to address issues raised by the FDA related to our St. Laurent facility, incurring review and other costs of $10 million related to these issues, including $2 million recorded in our Corporate segment. This amount includes study costs and costs associated with accommodating a limited number of customers impacted by the review.

Our early clinical business experienced a noticeable revenue impact during the quarter from the review, generally attributable to reluctance by certain of our generic customers to place work in the facility while the review is underway.

As reported in the second quarter, during March 2006 the FDA conducted an inspection of our Saint-Laurent facility, directing particular attention to the studies and processes related to our ongoing retrospective review of our St. Laurent bioanalytical operations. Concurrently, the FDA also conducted an inspection of certain bioanalytical studies conducted at our facility in Blainville, Quebec.

At the conclusion of the inspections, we received from the FDA observations on Form 483 related to certain bioanalytical studies at both sites as well as observations pertaining to the effectiveness and management of the retrospective review at St. Laurent.

Since receiving the FDA’s comments we have continued to work diligently to address the issues identified by the FDA during their inspections. In March 2006, we suspended all commercial bioanalytical liquid chromatography/mass spectrometry operations in the St. Laurent facility to allow the facility to focus solely on the retrospective review. Bioanalytical client work continues to be conducted in our other bioanalytical facilities. During the quarter we submitted to the FDA detailed responses to their Form 483 comments. In addition, we made changes to improve the management and conduct of the retrospective review. We believe we are making steady progress reviewing studies and submitting study closure reports to the FDA as they are completed.

Also as reported in our second quarter, a limited number of customers previously advised us that they had received letters from the FDA indicating that submissions containing data from our St. Laurent and Blainville facilities would not be processed for approval until the FDA concerns are resolved. Working cooperatively with these clients, we prioritized the review of studies affected by these letters. We have completed these reviews and submitted them to our clients and the FDA.

On September 1, 2006, we received a letter from the FDA regarding our responses to the Form 483 comments and the retrospective review. The letter is critical of the management and effectiveness of the review and takes issue with our responses to the Form 483 observations and our investigation of certain results. While not addressing all of the actions implemented by the Company since March 2006, the letter makes it clear that we have not yet been able to satisfactorily demonstrate to the FDA that their concerns have been addressed. We are seeking a meeting with the FDA to discuss the retrospective review and to try to ensure that our actions will meet the FDA’s expectations going forward.

Resolution of the five-year review remains a key operational focus for Pharma Services. We have also focused on maintaining open lines of communication with clients, keeping them aware of the progress of the work. At the current time we are not able to estimate the length of time needed to complete the retrospective review in a manner satisfactory to the FDA nor the full costs associated with the review and related client obligations. We also are unable to judge what further impact this situation will have on our business development activities.

MDS remains committed to working cooperatively with the FDA and our customers to address all of the FDA’s concerns and complete the retrospective review satisfactorily; however, there can be no assurance that the FDA will be satisfied with the work completed or whether or not they will take further action.

Adjusted EBITDA for Pharma Services was a loss of $11 million, an $8 million increase over the EBITDA loss experienced last year as a result of the direct costs of the FDA review and the reduction in revenue that we have experienced. EBITDA was also impacted by currency changes and organic EBITDA was $6 million lower than last year. Adjusted EBITDA also includes a $3 million insurance settlement related to losses incurred at our New Orleans site that was damaged by Hurricane Katrina.

Adjustments to operating income in the quarter included a $2 million gain realized on the sale of an agricultural testing business in Lincoln and $1 million of restructuring costs related to further headcount reductions.

Capital expenditures in the pharmaceutical services segment were $14 million compared to $9 million last year. Capital expenditures included work at our Bothell and Lincoln facilities, along with the completion of the expansion of our Lyon facility.

We continue to see improving performance from our late-stage operations. Growth in our backlog this year has been good and backlog added in earlier years is now coming through as revenue growth. We have significant opportunities to propose on new global contracts in these late-stage businesses.

MDS Nordion

Financial Highlights

Third Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$88	$79	11%	19%	Net revenues	$253	$229	10%

$24	$23	4%		Operating income	$59	$59	-
				Adjustment:
-	-			MAPLE settlement	10	-
24	23	4%		Adjusted operating income	69	59	17%
4	4			Depreciation and amortization	12	11
$28	$27	4%	26%	Adjusted EBITDA	$81	$70	16%

32%	34%			Adjusted EBITDA margin	32%	31%

Our isotopes revenues were up 11% as reported and the business grew 19% year-over-year on an organic basis in the third quarter. Shipments of cobalt were nearly 50% higher than the same period last year, supported by strong sales of production irradiators. Medical isotopes leveled off compared to the strong growth experienced in the first half of the year as competition in this market place has largely returned to normal. We believe that we have maintained some of the market share gains made earlier this year when we stepped in to satisfy unmet market demand following a shutdown by a competitor.

Organic growth in adjusted EBITDA was 26%, as a result of the high cobalt volumes. The impact of currency fluctuations continues to be significant for the isotopes business, and reported operating income grew 4% before neutralizing for the impact of changing exchange rates.

There were minimal capital expenditures in the isotopes segment in the third quarter, compared to $23 million last year, which included $20 million spent on the MAPLE project.

Prospects for the isotopes business remain good. We achieved further contract renewals in the quarter and we will continue to negotiate renewals of other contracts. Although our US dollar hedges have provided some shelter for the isotope revenue streams that are priced in US dollars, these will diminish over the balance of this year and into next year. The decline in protection from hedging will have a direct impact on revenues and EBITDA in this business later this year and into fiscal 2007.

At the end of July, Atomic Energy of Canada Limited reported that the Canadian Nuclear Safety Commission approved a 63-month operating license for the Chalk River Laboratories site. This site includes the NRU reactor, from which we obtain the majority of our medical isotopes.

MDS Sciex

Financial Highlights

Third Quarter					Year-to-Date
		% Change					% Change
2006	2005	Reported	Organic		2006	2005	Reported
$74	$74	-%	9%	Net revenues	$211	$213	(1%)

$12	$20	(40%)		Operating income	$43	$50	(14%)
5	2			Depreciation and amortization	15	9
$17	$22	(23%)	11%	Adjusted EBITDA	$58	$59	(2%)

23%	30%			Adjusted EBITDA margin	27%	28%

In the third quarter, our instruments business grew 9% on an organic basis, driven by the strong performance of our small molecule businesses and high-end triple quad products. Our high-end API5000™ and API4000™ models have been consistent strong performers, despite new offerings from competitors in this segment of the market.

The proteomics market showed signs of renewed strength in the quarter and sales of our 4800 model increased, offsetting declines in older MALDI-TOF models. Orders for this model remain strong.

Reported operating income fell 40% compared to fiscal 2005, as currency fluctuations had a significant impact in the quarter. On an organic basis, adjusted EBITDA increased 11%. Our hedges provide less protection to this business, and, as a result, we have seen a more rapid decrease in the reported EBITDA margin for the instruments business.

We are ramping up production capability in our new Singapore plant and start-up costs have had an impact on the EBITDA margin in the quarter. We are moving production of certain components to this plant and we produce our CellKey™ System instruments there.

Gross R&D spending for the quarter was down from last year, primarily due to reduced spending on the CellKey™ System and 4800 platforms, which entered commercial production last year.

Capital expenditures in the instruments segment (excluding capitalized development costs) were $2 million this year compared to $1 million in 2005.

We are encouraged by the continued strength in the small molecule market and industry indicators look positive, although the weaker US dollar remains a factor. We expect a continuation of strength from high-end platforms and sales into applied markets remain strong.

MDS Diagnostics

Financial Highlights

Third Quarter				Year-to-Date
		% Change				% Change
2006	2005	Reported		2006	2005	Reported
$89	$82	9%	Net revenues	$262	$249	5%

$26	$9	188%	Operating income	$70	$42	66%
			Adjustment:
-	-		Restructuring charges	1	-
26	9		Adjusted operating income	71	42
2	4		Depreciation and amortization	6	8
$28	$13	115%	Adjusted EBITDA	$77	$50	54%

32%	16%		Adjusted EBITDA margin	29%	20%

Results from our diagnostics business continue to be strong. Revenues climbed 9%, reflecting the new Ontario fee agreement (signed in the second quarter) and ongoing solid performance in our British Columbia operations.

The new Ontario fee agreement provides for adjustment funding should certain industry volume thresholds be reached as a result of accommodating the needs of long-term care patients and new physicians, among other criteria. As the conditions associated with earning this adjustment funding for the year ended March 31, 2007 are indeterminable prior to that date, the results for the third quarter do not reflect any amounts that might be paid to MDS in the future.

Adjusted EBITDA for diagnostics increased to $28 million compared to $13 million reported last year, and our adjusted EBITDA margin improved to 32% from 16% reported last year. A significant portion of the increase can be tied to the increase in revenues and improved productivity in this business. In addition, we have maintained the margin expansion begun last fall that is a direct result of the cost realignment initiatives launched in September last year and the LeanSigma projects that we currently have underway. Finally, the adjusted EBITDA and margin for the prior-year period were disproportionately impacted by costs associated with the implementation of our new ERP system early in the third quarter of last year.

Capital expenditures in the diagnostics segment were $1 million in the quarter this year.

Corporate and Other

Financial Highlights

Third Quarter			Year-to-Date
2006	2005		2006	2005
$(11)	$(2)	Operating costs before depreciation	$(39)	$(10)
		Adjustments:
-	-	Valuation provisions	7	-
-	-	Mark-to-market adjustment	3	-
1	-	Restructuring charges	3	1
$(10)	$(2)	Adjusted operating costs	$(26)	$(9)

Corporate operating expenses were $10 million for the quarter, including consulting costs of $2 million associated with our ongoing SOx compliance activities and $2 million for special consulting costs to oversee our response to the FDA review. Corporate expenditures also included $1 million in the quarter for severance adjustments.

Interest expense was level at $5 million for the quarter this year and last. Dividend and interest income was $4 million compared to $2 million last year due to higher interest rates and cash balances.

Income taxes
The effective tax rate for the third quarter of 2006 was 16% compared to 30% for the same quarter of last year. As earnings from our Ontario diagnostics business are largely sheltered from income taxes, the improved operating results in that segment caused most of the drop in the effective rate. In addition, recently enacted Canadian tax rate changes caused a reduction in the tax rate this quarter. In the prior year, the tax rate was above expected rates as certain of the restructuring charges were not effected.

Discontinued operations
The results of our discontinued businesses were as follows:

	Third Quarter		Year-to-Date
	2006	2005	2006	2005
Net revenues	$3	$88	$60	$265
Cost of revenues	(4)	(67)	(53)	(213)
Selling, general and administration	(1)	(11)	(9)	(31)
Depreciation and amortization	-	(1)	(1)	(4)
Operating income (loss)	(2)	9	(3)	17
Gain on sale of Source	-	-	28	-
Income taxes	-	(2)	-	(5)
Minority interest	-	(2)	(1)	(4)
Income (loss) from discontinued operations	$(2)	$5	$24	$8
Basic earnings (loss) per share	$(0.01)	$0.04	$0.17	$0.07

Liquidity and capital resources

	July 31, 2006	October 31, 2005	Change
Cash and cash equivalents	$351	$265	32%
Operating working capital[1]	$161	$84	92%
Current ratio	2.1	1.7
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

Cash and cash equivalents have risen $86 million since year-end and are down $8 million since April 30, 2006, principally due to higher capital expenditures and investment in working capital this quarter compared to last quarter.

Inventories are down substantially from October 2005 due to the sale of MAPLE-related inventories to AECL, and are down slightly compared to the prior quarter. Accounts payable are also down substantially from year-end, reflecting payment of normal year-end accruals, restructuring costs, and the assumption by AECL of liabilities associated with the MAPLE project. Accounts payable are slightly lower than the April level due to normal business cycles.

Accounts receivable and unbilled revenues (net of current deferred revenue) are up $43 million from year-end. Billing delays in our pharmaceutical services segment associated with our recent conversion of a portion of that business unit to our new ERP platform accounts for the majority of the increase. We have devoted resources to clearing this billing backlog and to collection.

Cash used in investing activities totaled $16 million, as the net proceeds from the sale of some discontinued operations partially offset capital expenditures in the quarter.

We used cash of $1 million in financing activities during the quarter as long-term debt payments, dividends, and distributions exceeded the proceeds from share issuance. We made no purchases under our Normal Course Issuer Bid during the third quarter in either year.
Our liquidity needs can be satisfied from cash generated from operations and short-term borrowings against our available lines of credit. During 2005, we negotiated a $500 million, five-year committed, revolving credit facility. No funds were borrowed under the facility as of July 31, 2006. We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2006. At this time, we do not expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual obligations
During the quarter, we negotiated an end to a substantial commitment related to outsourced information technology support. As a result, long-term obligations under these contracts of $211 million outstanding at the end of fiscal 2005 have been eliminated. We have renegotiated contracts related to certain of these services and as a result, we have entered into new commitments totaling $50 million over 5 years.

During the quarter, we pledged a $15 million Letter of Credit in support of potential future site remediation costs for our Kanata facility as required under our new operating license.

There has been no substantive change in any of our long-term debt or other long-term obligations since October 31, 2005. We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to determine the fair market values of the financial instruments.

The unrecorded mark-to-market value of derivative instruments at July 31, 2006 was $4 million.

Capitalization
	July 2006	October 2005	Change
Long-term debt	$451	$468	(4%)
Less: cash and cash equivalents	351	265	32%
Net debt	100	203	(51%)
Minority interest	17	20	(15%)
Shareholders’ equity	1,538	1,425	8%
Capital employed[1]	$1,655	$1,648	-
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $17 million over the first nine months of fiscal 2006, due principally to revaluation of our US-dollar denominated long-term debt. The US dollar has depreciated by $0.05 since October 31, 2005, resulting in a further unrealized gain on our senior unsecured notes of $15 million and bringing the total cumulative unrealized gain to $139 million. This unrealized gain is recorded in the currency translation adjustment account.

Quarterly highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of Canadian dollars, except earnings per share)
	Trailing 4 Quarters	July 2006	Apr 2006	Jan 2006	Oct 2005
Net revenues	$1,501	$377	$369	$365	$390
Operating income (loss)	$69	$32	$29	$43	$(35)

Income (loss) from continuing operations	$39	$23	$18	$27	$(29)
Net income (loss)	$44	$21	$16	$55	$(48)
Earnings (loss) per share from continuing operations
Basic and diluted	$0.26	$0.15	$0.13	$0.19	$(0.21)
Earnings (loss) per share
Basic and diluted	$0.30	$0.14	$0.12	$0.38	$(0.34)
(millions of Canadian dollars, except earnings per share)
	Trailing 4 Quarters	July 2005	Apr 2005	Jan 2005	Oct 2004
Net revenues	$1,474	$368	$362	$369	$375
Operating income (loss)	$122	$26	$38	$47	$11

Income (loss) from continuing operations	$76	$14	$27	$30	$5
Net income (loss)	$88	$19	$30	$30	$9
Earnings (loss) per share from continuing operations
Basic and diluted	$0.53	$0.10	$0.19	$0.21	$0.03
Earnings (loss) per share
Basic and diluted	$0.62	$0.14	$0.21	$0.21	$0.06

On a trailing four quarters basis, reported revenues have increased 2% and income from continuing operations is down 51%. Earnings per share from continuing operations are down by 55%. There were no unusual seasonal variations in these two 12-month periods. Operating income for the quarter ended October 2004 was reduced by $35 million due to valuation and other provisions related to long-term investments and deferred development costs. Operating income for the quarter ended October 31, 2005 is net of restructuring provisions amounting to $67 million and asset valuation provisions totaling $13 million.

Outlook
In the third quarter of fiscal 2006 we generated solid performance from our isotopes, diagnostics, and instruments businesses. In pharmaceutical services, we made progress in several areas but continued to face difficulties in our early-stage businesses due to the effects of the St. Laurent review. We maintained our focus on this issue in the quarter and our efforts will continue until the FDA is satisfied with our analysis and conclusions.

Both the US dollar and the Euro remain weak relative to the Canadian dollar, which has significantly affected our results as reported in Canadian dollar terms. Our hedges are now providing substantially less shelter than has been true in the recent past, and we expect this will continue as we end fiscal 2006 and enter a new fiscal year. We will continue to provide analysis of our results on an organic basis to help provide a clearer understanding of the trends affecting our businesses.

Our isotopes business has been very successful in 2006. In the first half of the year, we demonstrated our ability to step-up production of certain critical isotopes to meet the unexpected supply disruption experienced in the market. To date, we have been successful in retaining some of this increase in market share. Our cobalt business continues to be a strong performer, and we benefited from good cobalt availability in the third quarter. As noted last quarter, some of our suppliers of cobalt have modified their maintenance schedules, which could affect the timing of cobalt deliveries during the fourth quarter and into next year.

Continued strong sales of high-end instruments allowed us to maintain solid organic growth for MDS Sciex. Signs of continued market strength are evident, although the reported profitability of this segment will be affected by the impact of currency trends.

We remain on track to achieve our targeted improvement of a 100 to 200 basis point reduction in SG&A expenses as a percent of revenue before considering costs associated with the FDA review. For the year-to-date, we are $5 million and 110 basis points below last year’s full-year average rate, despite significant investments in SOx compliance and the St. Laurent review. SG&A spending for the quarter includes $4 million related directly to our ongoing efforts to ensure compliance with the SOx regulatory requirements this year. Our SOx activities will continue in the fourth quarter. We have completed our assessment phase and we are now working on remediating identified deficiencies and have begun the testing phase. We are working closely with our auditors, and have established a clear plan for their audit procedures to enable them to complete their work in a timely and effective manner. Our focus is to complete the required SOx assessments for all of our businesses by year-end and to put plans in place to address any identified deficiencies.

Consolidated Statements of Financial Position [unaudited]
As at July 31 with comparatives at October 31 [millions of Canadian dollars]	2006	2005 (Restated Note 5)
Assets
Current
Cash and cash equivalents	$351	$265
Accounts receivable	267	278
Unbilled revenue	188	115
Inventories	105	163
Income taxes recoverable	8	3
Prepaid expenses and other	28	21
Future tax asset	19	19
Assets held for sale [note 5]	-	114
	966	978

Property, plant and equipment [note 3]	419	841
Future tax asset	109	118
Long-term investments and other [note 2]	218	159
Goodwill	530	541
Other intangibles [note 3]	383	43
Total assets	$2,625	$2,680

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$261	$353
Deferred revenue	138	119
Income taxes payable	35	28
Unrealized benefit of future tax asset	17	16
Current portion of long-term debt	13	13
Liabilities related to assets held for sale [note 5]	-	50
	464	579

Long-term debt	438	455
Deferred revenue	20	26
Unrealized benefit of future tax asset	49	64
Other long-term obligations	34	42
Future tax liabilities	65	69
Minority interest	17	20
	$1,087	$1,255
Shareholders’ equity
Share capital [note 4]	882	847
Retained earnings	682	604
Currency translation adjustment	(26)	(26)
	1,538	1,425
Total liabilities and shareholders’ equity	$2,625	$2,680
See accompanying notes

Consolidated Statements of Income
[unaudited]
[see note 5 - Discontinued Operations]

	Three months to July 31		Nine months to July 31
[millions of Canadian dollars, except per share amounts]	2006	2005 (Restated Note 5)	2006	2005 (Restated Note 5)
Net revenues	$377	$368	$1,111	$1,099
Cost of revenues	(247)	(233)	(704)	(681)
Selling, general and administration	(77)	(72)	(218)	(223)
Research and development [note 6]	(5)	(6)	(12)	(22)
Depreciation and amortization	(20)	(18)	(57)	(51)
Restructuring charges [note 7]	(2)	(5)	(5)	(5)
Other income (expense) - net [note 9]	5	(8)	(8)	(8)
Equity earnings (loss)	1	-	(3)	2
Operating income	32	26	104	111
Interest expense	(5)	(5)	(13)	(15)
Dividend and interest income	4	2	8	7
Income from continuing operations before income taxes and minority interest	31	23	99	103
Income taxes [note 14]	(5)	(7)	(23)	(26)
Minority interest - net of tax	(3)	(2)	(8)	(6)
Income from continuing operations	23	14	68	71
Income (loss) from discontinued operations - net of tax [note 5]	(2)	5	24	8
Net income	$21	$19	$92	$79
Basic and diluted earnings (loss) per share [note 8]
- from continuing operations	$0.15	$0.10	$0.47	$0.49
- from discontinued operations	(0.01)	0.04	0.17	0.07
Basic and diluted earnings per share	$0.14	$0.14	$0.64	$0.56
See accompanying notes
Consolidated Statements of Retained Earnings [unaudited]
	Three months to July 31		Nine months to July 31
[millions of Canadian dollars]	2006	2005	2006	2005
Retained earnings, beginning of period	$665	$642	$604	$600
Net income	21	19	92	79
Repurchase of shares	-	-	-	(8)
Dividends - cash	(3)	(3)	(11)	(11)
Dividends - stock	(1)	(1)	(3)	(3)
Retained earnings, end of period	$682	$657	$682	$657

Consolidated Statements of Cash Flows
[unaudited]

	Three months to July 31		Nine months to July 31
[millions of Canadian dollars]	2006	2005 (Restated Note 5)	2006	2005 (Restated Note 5)
Operating activities
Net income	$21	$19	$92	$79
Income (loss) from discontinued operations	(2)	5	24	8
Income from continuing operations	23	14	68	71
Items not affecting current cash flow [note 11]	18	15	65	56
Changes in non-cash working capital balances relating to operations [note 11]	(29)	(9)	(86)	(31)
Cash provided by operating activities of continuing operations	12	20	47	96
Cash provided by (used in) operating activities of discontinued operations	(2)	12	(3)	15
	10	32	44	111
Investing activities
Increase in deferred development charges	(3)	(4)	(7)	(14)
Acquisitions	-	(1)	-	(2)
Proceeds from MAPLE transaction	-	-	27	-
Purchase of property, plant and equipment	(20)	(42)	(48)	(78)
Proceeds on sale of a business	2	-	2	-
Other	1	1	(17)	(2)
Cash used in investing activities of continuing operations	(20)	(46)	(43)	(96)
Cash provided by (used in) investing activities of discontinued operations	4	-	90	(2)
Financing activities
Repayment of long-term debt	(1)	-	(2)	-
Decrease in deferred revenue and other long-term obligations	-	(4)	(8)	(9)
Payment of cash dividends	(3)	(3)	(11)	(11)
Issuance of shares	5	1	27	6
Repurchase of shares	-	-	-	(13)
Distribution to minority interest	(2)	(1)	(11)	(9)
Cash used in financing activities of continuing operations	(1)	(7)	(5)	(36)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(3)	-	1
Increase (decrease) in cash position during the period	(8)	(24)	86	(22)
Cash position, beginning of period	359	298	265	296
Cash position, end of period	$351	$274	$351	$274
Cash position comprises cash and cash equivalents See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies
These consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared on a basis consistent with the Company’s annual financial statements for the year ended October 31, 2005, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Prior year’s amounts have been restated to reflect the results of discontinued operations, and a change in the way the Company reports segmented information.

(a) Accounting Policy Changes

(i)	Non-monetary Transactions

In June 2005, the CICA issued Handbook Section 3831 - Non-monetary Transactions to revise and replace the current standards on non-monetary transactions. The Company has adopted this policy, as permitted, effective with the interim period commencing August 1, 2005. Retroactive application is not permitted.

The new section requires all non-monetary transactions to be measured at the fair value of the asset given up or the asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance requirement is met when an entity’s future cash flows are expected to change significantly as a result of the transaction.

Adoption of this Handbook Section did not have an impact on the Company’s results from operations or financial position of the Company for the period.

(ii)	Asset Retirement Obligations

The Company adopted CICA Handbook Section 3110 - Asset Retirement Obligations (AROs), on November 1, 2004. This section describes how to recognize and measure liabilities related to legal obligations of retiring property, plant and equipment.

The Company has identified an asset retirement obligation relating to decommissioning costs of a facility located in Kanata, Ontario. A liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

(b) Measurement Uncertainty

To determine the assets held for sale related to those operations classified as discontinued operations, we are required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty.

2. Long-term Investments and Other
Long-term investments and other includes $13 million relating to the Company’s investment in Hemosol Corp. Due to measurement uncertainty, the Company is not able to determine if proceeds from the sale of the assets of Hemosol Corp. will be sufficient to recover the Company’s investment. The investment is available for sale.

3. Intangible Assets
On February 22, 2006, MDS announced the conclusion of a comprehensive mediation process with Atomic Energy of Canada Limited (AECL) related to the MAPLE reactor project. Under the new agreement, AECL immediately paid MDS $25 million, net of applicable taxes. AECL assumed complete ownership of the MAPLE facilities and is now responsible for all costs associated with completing the project and the production of medical isotopes. MDS and AECL have entered into a 40-year supply agreement similar to the current National Research Universal (NRU) supply agreement and AECL will acquire all inventories associated with the MAPLE project.

In accordance with CICA Handbook Section 3831, “Non-monetary Transactions”, the Company exchanged the MAPLE asset for a 40-year supply agreement which has been recorded as an intangible asset at its fair value of $344 million. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. AECL also acquired $53 million of MAPLE-related inventories which will be paid for over four years commencing in 2008. As a result of this agreement, a long-term note receivable for $43 million has been established and MDS has recorded a $10 million non-cash charge in the second quarter.

4. Share Capital and Stock Options
The following table summarizes information on share capital and stock options and related matters as at July 31, 2006:

(number of shares in thousands)	Number	Amount
Common shares
Balance as at October 31, 2005	142,099	$847
Issued during the period	2,022	35
Balance as at July 31, 2006	144,121	$882

During the quarter, the Company did not repurchase or cancel any Common shares.

(number of shares in thousands)	Number	Average Exercise Price
Stock options
Balance as at October 31, 2005	7,673	$17.76
Activity during the period:
Granted	1,010	20.11
Exercised	(1,752)	14.62
Cancelled or forfeited	(777)	20.00
Balance as at July 31, 2006	6,154	$18.76

There were 3,761 stock options exercisable as at July 31, 2006.

5. Discontinued Operations
The results of discontinued operations in the quarter and the nine-months ended were as follows:

	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Net revenues	$3	$88	$60	$265
Cost of revenues	(4)	(67)	(53)	(213)
Selling, general and administration	(1)	(11)	(9)	(31)
Depreciation and amortization	-	(1)	(1)	(4)
Operating income (loss)	(2)	9	(3)	17
Gain on sale of Source	-	-	28	-
Income taxes	-	(2)	-	(5)
Minority interest	-	(2)	(1)	(4)
Income (loss) from discontinued operations - net of tax	$(2)	$5	$24	$8
Basic earnings (loss) per share	$(0.01)	$0.04	$0.17	$0.07

In 2005, the Company approved a plan to divest of its interests in Source Medical Corporation, Calgary Laboratory Services LP and certain small MDS Pharma Services businesses. As a result, these businesses are classified as discontinued operations.

During the quarter, MDS completed the sale of its pharmaceutics operations in Tampa, Florida within the Pharmaceutical Services segment. MDS received proceeds of $4 million from the sale.

In accordance with Section 3475 of the CICA Handbook, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Assets held for sale and related liabilities as at July 31, 2006 with comparatives as at October 31, 2005 comprised:

	2006	2005
Accounts receivable	$-	$32
Inventories	-	24
Property, plant and equipment	-	32
Goodwill	-	26
Total assets held for sale[1]	-	114

Current liabilities	-	38
Other long-term obligations	-	12
Total liabilities related to assets held for sale	$-	$50
1 Assets held for sale have been classified as current as the Company has signed agreements where such assets are expected to be disposed of within one year.

6. Research and Development

	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Gross expenditures	$15	$20	$44	$67
Investment tax credits	(1)	(2)	(6)	(6)
Recoveries from partners	(6)	(8)	(20)	(26)
Development costs deferred	(3)	(4)	(6)	(13)
Research and development expense	$5	$6	$12	$22

For the three months ended July 31, 2006, depreciation and amortization includes $(1) million (2005 - $1 million) related to research and development.

7. Restructuring Charges

An analysis of the activity in the provision through July 31, 2006 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at July 31, 2006
		Cash	Non-cash
2005:
Workforce reductions	$52	$(39)	$(1)	$12
Equipment and other asset writedowns - adjustment	8	-	(8)	-
Contract cancellation charges	12	(2)	-	10
	$72	$(41)	$(9)	$22
2006:
Workforce reductions	$3	$(2)	$-	$1
Stock option related charges	2	-	(2)	-
	$5	$(2)	$(2)	$1
				$23

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations.

8. Earnings Per Share
a) Dilution

	Three months to July 31		Nine months to July 31
(number of shares in millions)	2006	2005	2006	2005
Net income available to Common shareholders	$21	$19	$92	$79
Weighted average number of Common shares outstanding - basic	143	142	143	142
Impact of stock options assumed exercised	1	-	1	-
Weighted average number of Common shares outstanding - diluted	144	142	144	142

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Net income	$21	$19	$92	$79
Compensation expense for options granted prior to November 1, 2003	-	(1)	(2)	(4)
Net income - pro forma	21	18	90	75

Pro forma basic earnings per share	$0.14	$0.13	$0.63	$0.53
Pro forma diluted earnings per share	$0.14	$0.13	$0.62	$0.53

During the quarter, the Company granted 25,600 options (2005 - 55,500) at an average exercise price of $20.96 (2005 - $18.04). These options have a fair value determined using the Black-Scholes model of $4.10 per share, (2005 - $6.26) based on the following assumptions:

	2006	2005
Risk-free interest rate	3.9%	3.8%
Expected dividend yield	0.7%	0.7%
Expected volatility	0.23	0.34
Expected time to exercise (years)	3.25	5.25

9. Other Income (Expense) - Net
	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Write-off of purchased technology	$-	$(8)	$-	$(8)
Writedown of other long-term assets	-	-	(1)	-
Unrealized loss on interest rate swaps	-	-	(2)	-
Loss on sale of MAPLE assets	-	-	(10)	-
Gain on sale of a business	2	-	2	-
Insurance settlement	3	-	3	-
Other income (expense) - net	$5	$(8)	$(8)	$(8)

10. Post Employment Obligations
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The post employment obligation expense for the quarter was $nil (2005 - $1 million).

11. Supplementary Cash Flow Information
Non-cash items affecting net income comprise:
	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Depreciation and amortization	$20	$18	$57	$51
Minority interest	3	2	8	6
Stock option compensation	-	2	4	3
Deferred revenue	(1)	(11)	(7)	(11)
Future income taxes	(4)	(2)	(14)	(2)
Equity earnings - net of distribution	1	1	9	3
Write-off of purchased technology	-	8	-	8
Gain on sale of discontinued operations	-	(6)	-	(6)
Loss on sale of MAPLE assets	-	-	10	-
Gain on sale of a business	(2)	-	(2)	-
Other	1	3	-	4
	$18	$15	$65	$56

Changes in non-cash working capital balances relating to operations include:

	Three months to July 31		Nine months to July 31
	2006	2005	2006	2005
Accounts receivable	$(2)	$17	$9	$12
Unbilled revenue	(46)	(24)	(73)	(24)
Inventories	6	(15)	57	(14)
Prepaid expenses and other	(1)	1	(8)	(4)
Accounts payable and deferred revenue	13	4	(73)	(7)
Income taxes	1	8	2	6
	$(29)	$(9)	$(86)	$(31)

12. Segmented Information

					Three months to July 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$126	$88	$74	$89	$-	$377
Cost of revenues	(105)	(45)	(46)	(51)	-	(247)
Selling, general and administration	(35)	(14)	(7)	(11)	(10)	(77)
Research and development	-	(1)	(4)	-	-	(5)
Depreciation and amortization	(9)	(4)	(5)	(2)	-	(20)
Restructuring charges	(1)	-	-	-	(1)	(2)
Other income (expense)	5	-	-	-	-	5
Equity earnings (loss)	-	-	-	1	-	1
Operating income (loss)	$(19)	$24	$12	$26	$(11)	$32

Total assets	$912	$724	$205	$240	$544	$2,625

Capital expenditures	$14	$-	$2	$1	$3	$20

					Three months to July 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$133	$79	$74	$82	$-	$368
Cost of revenues	(95)	(43)	(42)	(53)	-	(233)
Selling, general and administration	(40)	(7)	(6)	(16)	(3)	(72)
Research and development	(1)	(2)	(4)	-	1	(6)
Depreciation and amortization	(8)	(4)	(2)	(4)	-	(18)
Restructuring charges	(5)	-	-	-	-	(5)
Other income (expense)	(8)	-	-	-	-	(8)
Equity earnings (loss)	-	-	-	-	-	-
Operating income (loss)	$(24)	$23	$20	$9	$(2)	$26

Total assets	$1,000	$799	$228	$307	$452	$2,786

Capital expenditures	$9	$23	$1	$-	$9	$42

					Nine months to July 31, 2006
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$385	$253	$211	$262	$-	$1,111
Cost of revenues	(295)	(128)	(128)	(153)	-	(704)
Selling, general and administration	(98)	(42)	(15)	(34)	(29)	(218)
Research and development	-	(2)	(10)	-	-	(12)
Depreciation and amortization	(24)	(12)	(15)	(6)	-	(57)
Restructuring charges	(1)	-	-	(1)	(3)	(5)
Other income (expense)	5	(10)	-	-	(3)	(8)
Equity earnings (loss)	(1)	-	-	2	(4)	(3)
Operating income (loss)	$(29)	$59	$43	$70	$(39)	$104

Capital expenditures	$31	$-	$5	$3	$9	$48

					Nine months to July 31, 2005
	Pharmaceutical Services	Isotopes	Instruments	Diagnostics	Corporate and Other	Total
Net revenues	$408	$229	$213	$249	$-	$1,099
Cost of revenues	(286)	(118)	(121)	(156)	-	(681)
Selling, general and administration	(115)	(37)	(16)	(44)	(11)	(223)
Research and development	(2)	(4)	(18)	-	2	(22)
Depreciation and amortization	(22)	(11)	(9)	(8)	(1)	(51)
Restructuring charges	(4)	-	-	-	(1)	(5)
Other income (expense)	(8)	-	-	-	-	(8)
Equity earnings (loss)	-	-	1	1	-	2
Operating income (loss)	$(29)	$59	$50	$42	$(11)	$111

Capital expenditures	$17	$36	$5	$-	$20	$78

13. Financial Instruments
The carrying amounts and fair values for all derivative financial instruments are as follows:

			As at July 31
		2006		2005
		Carrying amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- asset	$1	$4	$4	$10
Currency forward and option	- liabilities	$(1)	$(1)	$(2)	$(2)
Interest rate swap and option contracts		$(3)	$(4)	$-	$-

As of July 31, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$105 million, and in certain circumstances up to US$158 million, at a weighted average exchange rate of C$1.1590 maturing over the next six months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange options and interest rate swaps not eligible for hedge accounting are included in accounts payable and are marked to market each period.

14. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. The effective rate for the quarter was 16% (2005 - 30%).
	Three months to July 31
	2006	2005
Expected income taxes expense at MDS’s 35% (2005 - 35%) statutory rate	$11	$8
Increase (decrease) to tax expense as a result of:
Benefit of tax losses previously not recognized	(4)	(4)
Impact on federal tax rate decrease on future tax balances	(3)	-
Other	1	3
Reported income tax expense	$5	$7

15. Commitments
As at October 31, 2005, MDS had a remaining five-year commitment of $211 million related to the outsourcing of the information technology infrastructure. During the quarter, MDS reached an agreement with the current service provider and has begun to transition these services to new providers. The Company has entered into contracts totaling $50 million over five years associated with these new agreements.

During the quarter, the Company pledged a $15 million letter of credit in support of future site remediation costs for our Kanata facility.

16. Comparative Figures
Certain figures for the previous year have been reclassified to conform with the current year’s financial statement presentation. In addition, segmented information for 2005 has been restated to reflect the discontinued operations reported.